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July 16, 2008

Jimmy Lai
Chief Financial Officer
Linktone LTD.
12/F, Cross Tower, No. 318, Fu Zhou Road
Shanghai 200001
People's Republic of China

     Re: Linktone LTD.
             Form 20-F for the Fiscal Year Ended December 31, 2007
             Filed on June 30, 2008
             File No. 000-506596

Dear Mr. Lai:

     We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 66

1.   We note from your disclosures on page 59 that revenue for your value-added services is based on fees charged on a per message or on a monthly subscription

basis. Tell us whether you consider the volume and/or average fees for messages or subscriptions to be key indicators of your financial condition and operating performance as addressed in Section III.B.1 of SEC Release 33-6835. If so, tell us your consideration for disclosing such key indicators pursuant to this release.

2.   We note from your disclosures in Note 17 to your financial statements that the Company's reportable segments have significantly different profit margins and are exhibiting different levels of profitability and different trends in their profitability. Please tell us how you considered analyzing your gross profit and operating profit, or the components thereof, at the segmental level in your results of operations discussion. In this regard, we remind you that to the extent that a reportable segment contributes, or is expected to contribute in the future, in a materially disproportionate way to your profitability, you should provide a segmental analysis of your measure of segmental profit or loss. Tell us how you considered the guidance of Item 5A of Form 20-F, including the related instructions, and our Release 33-8350 in preparing your current MD&A disclosures.

3.   Throughout your Form 20-F, you refer to your exclusive advertising arrangement with QTV. You also indicate that in order to obtain such rights, the Company was required to make certain advertising right payments to QTV and you are required to pay operating fees annually to QTV and CVL. Please tell us the amount of the initial payment that you are currently amortizing over the seven year term of the arrangement and also tell us the additional amounts you will be required to pay each year. To the extent that these arrangements have had or are expected to have a material impact on the Company's net margins or continuing operations, please tell us how you considered expanding your disclosures to quantify the terms of these arrangements and the potential impact on your operations. We refer you to our Release 33-8350.

Note 4. Summary of Significant Accounting Policies

(i) Revenue and cost of services recognition, page F-12

4.   We note that the Company recognizes revenue from your telecom value-added services ("VAS services") on a gross basis pursuant to EITF 99-19. We also note that the Company provides content such as ringtones, icons, screensavers, entertainment news, etc. to mobile phone users and the mobile phone companies (the Operators) deliver such services and bill the mobile phone user. Please tell us how you determined that recognizing revenue for the portion of the fee retained by the Operators for the transmission of such content and for billing and collections is appropriate. In your response please tell us, in detail, how you considered each of the factors in EITF 99-19 in determining that revenue should be recognized on a gross basis. Also, please describe further the contractual

relationships that you enter into with both the mobile phone companies and the mobile phone users.

5.   In addition, we note your disclosures on page 60 regarding certain factors considered in your EITF 99-19 analysis. Please explain further the following as it relates to such factors:

   a.   You indicate that the Operators will not remit your portion of the fees due from the mobile phone users if the phone users do not pay for such services or if they do not receive the content due to billing and transmission services. Accordingly, you further state "we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services." While it appears that the Company may have credit risk as it relates to the content portion of the fees charged to the mobile phone user (the net amount received by the Company from the Operators), it is unclear how you determined that you have credit risk as it relates to the mobile phone companies portion of the fees (the amount retained by the Operators).   Please explain further how you concluded that you have credit risk for the entire fee charged to the mobile phone user to support your argument for gross accounting.

   b.   You indicate that the Company has discretion in selecting the content for your services and the providers of that content. You do not; however, appear to have discretion in selecting the supplier that will transmit and bill for the delivery of such content. Accordingly, please explain further how your ability to control content supports recognizing as revenue the portion of the fee retained by the mobile phone companies for delivery and billing and collection services.

   c.   You indicate that the Company has the ability to determine prices "within ranges prescribed by the operators." Please explain further the pricing constraints established by the mobile phone companies and how you considered such constraints in concluding that you have latitude in establishing the price for VAS services (both content and transmission).

Note 5. Business Combinations, page F-17

6.   Please provide us with your analysis in determining that Lang Yi was not a significant acquisition pursuant to Item 17(c)(v) of Form 20-F and Rule 3-05 of Regulation S-X.

7.   Tell us how you considered disclosing the amount of goodwill that is expected to be deductible for tax purposes, if any, for each of your acquisitions pursuant to paragraph 52(c)(1) of SFAS 141.

Note 6. Goodwill, page F-22

8.   Tell us how you considered disclosing the changes in the carrying amount of goodwill for all periods presented for each reportable segment pursuant to paragraph 45 of SFAS 142. Please confirm if the operations of Lang Yi are the sole component of your Advertising reporting segment and unit.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Jimmy Lai
Linktone LTD.
July 16, 2008
Page 5

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief